SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18f-1

              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


                          SIT MID CAP GROWTH FUND, INC.
                         SIT LARGE CAP GROWTH FUND, INC.
                             SIT MUTUAL FUNDS, INC.
                            SIT MUTUAL FUNDS II, INC.
                    SIT U.S. GOVERNMENT SECURITIES FUND, INC.
                           SIT MONEY MARKET FUND, INC.
                           (EXACT NAME OF REGISTRANT)


                            NOTIFICATION OF ELECTION

            The undersigned registered open-end investment companies hereby notify the Securities and Exchange Commission that each elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

            Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Minneapolis and the state of Minnesota on the 6th day of November, 1998.


                                       SIT MID CAP GROWTH FUND, INC.
                                       SIT LARGE CAP GROWTH FUND, INC.
                                       SIT MUTUAL FUNDS, INC.
                                       SIT MUTUAL FUNDS II, INC.
                                       SIT U.S. GOVERNMENT SECURITIES FUND, INC.
                                       SIT MONEY MARKET FUND, INC.

                                       By:      /s/ PAUL E. RASMUSSEN
                                                Paul E. Rasmussen
                                       Title:   Vice President


Attest:     /s/ KELLY K. ORNING
            Kelly K. Orning
Title:      Compliance and Administration Associate

November 6, 1998




Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549


RE:  Sit Large Cap Growth Fund, Inc.                       File No. 811-03343
     Sit Mid Cap Growth Fund, Inc.                         File No. 811-03342
     Sit Mutual Funds, Inc.
        Series A:  Sit International Growth Fund           File No. 811-06373-03
        Series B:  Sit Balanced Fund                       File No. 811-06373-02
        Series C:  Sit Developing Markets Growth Fund      File No. 811-06373-04
        Series D:  Sit Small Cap Growth Fund               File No. 811-06373-01
        Series E:  Sit Science and Technology Growth Fund  File No. 811-06373-05
        Series F:  Sit Regional Growth Fund                File No. 811-06373-06
     Sit U.S. Government Securities Fund, Inc.             File No. 811-04995
     Sit Money Market Fund, Inc.                           File No. 811-04032
     Sit Mutual Funds II, Inc.
        Series A:  Sit Tax-Free Income Fund                File No. 811-04033-01
        Series B:  Sit Minnesota Tax-Free Income Fund      File No. 811-04033-02
        Series C:  Sit Bond Fund                           File No. 811-04033-03


Ladies and Gentlemen:

On behalf of the above-referenced Sit Mutual Funds (each, a "Registrant" and, collectively, the "Registrants"), in connection with Section 18(f)(1) under the Investment Company Act of 1940 regarding registered open-end investment companies which have the right to redeem in kind, I herewith enclose and file, on behalf of each Registrant, a notification of election.

Please direct any questions or comments on the enclosed filings to my attention. Thank you.

Sincerely,


/s/ Paul E. Rasmussen
Paul E. Rasmussen
Vice President

Encs.
cc:   Mike Radmer